UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. _____)*

Northport Network Systems, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

66651 10 4
(CUSIP Number)

April 12, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13G

CUSIP NO. 66651 10 4		Page 2 of 7
1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MAS Capital Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Anguilla
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,800,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,800,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,800,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%[1]
12	TYPE OF REPORTING PERSON CO

[1]	Based on 34,500,012 shares of common stock as of September 30, 2011.

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SCHEDULE 13G

CUSIP NO. 66651 10 4		Page 3 of 7
1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juan Shi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,800,000[2]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,800,000[2]
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,800,000[2]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%[3]
12	TYPE OF REPORTING PERSON IN

[2]	Includes 2,800,000 shares of common stock held by MAS Capital Group, Inc., where Juan Shi is its Executive Director and has sole voting and dispositive power.

[3]	Based on 34,500,012 shares of common stock as of September 30, 2011.

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SCHEDULE 13G

CUSIP NO. 66651 10 4	Page 4 of 7

Item 1(a).	Name of Issuer:

Northport Network Systems, Inc. (the "Issuer")

Item 1(b).	Address of Issuer’s Principal Executive Offices:

601 Union Street, Suite #4200, Seattle, Washington 98101

Items 2(a), (b) and (c).	Name of Persons Filing, Address of Principal Business Office and Citizenship:

This Schedule 13G is being filed on behalf of Juan Shi and MAS Capital Group, Inc., as joint filers (collectively, the "Reporting Persons").

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of the Reporting Persons is 3--- Room 502, No 191 Shandong Road, Ganjingzi District, Dalian City, Liaoning Province, China. For citizenship, see Item 4 of each cover page.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the "Common Stock")

Item 2(e).	CUSIP Number:

66651 10 4

Item 3.	Not applicable

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SCHEDULE 13G

CUSIP NO. 66651 10 4	Page 5 of 7

Item 4.	Ownership.

(a)	Amount beneficially owned: 2,800,000

(b)	Percent of class: 8.1%

(c)	Number of shares to which such person has:

(i) Sole power to vote or direct the vote: 2,800,000

(ii) Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,800,000

(iv)	Shared power to dispose of or direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not applicable
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SCHEDULE 13G
CUSIP NO. 66651 10 4 Page 6 of 7 Item 8. Identification and Classification of Members of the Group. Not applicable Item 9. Notice of Dissolution of a Group. Not applicable Item 10. Certification. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2012

/s/ Juan Shi
Juan Shi

MAS CAPITAL GROUP, LTD.

By: /s/ Juan Shi
Name: Juan Shi

Title: Executive Director

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SCHEDULE 13G

CUSIP NO. 66651 10 4	Page 7 of 7

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

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EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to certain shares of Common Stock of Northport Network Systems, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on January 18, 2012.

/s/ Juan Shi
Juan Shi

MAS CAPITAL GROUP, LTD.

By: /s/ Juan Shi
Name: Juan Shi

Title: Executive Director